

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 13, 2011

Mr. Duane D. Deaner
Chief Financial Officer
Environmental Tectonics Corporation
County Line Industrial Park
Southampton, PA 18966

> **Re:** **Environmental Tectonics Corporation**
> **Form 10-K for the fiscal year ended February 26, 2010**
> **Filed May 27, 2010**
> **File No. 001-10655**

Dear Mr. Deaner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief